SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 001-36458

Neovasc Inc.

(Translation of registrant’s name into English)

Suite 5138 – 13562 Maycrest Way

Richmond, British Columbia, Canada, V6V 2J7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         ☒         Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated September 21, 2018

Document 1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226013), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075).

DOCUMENT 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                                                                Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)

13562 Maycrest Way, Suite 5138

Richmond, BC V6V 2J7

Item 2:                                                              Date of Material Change

September 18, 2018

Item 3:                                                                News Release

A news release announcing the material change was issued on September 18, 2018 through CNW Group and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:                                                                Summary of Material Change

On September 18, 2018, Neovasc announced that the Company had filed articles of amendment, effective on that date, to effect the previously announced share consolidation (reverse stock split) (the “Consolidation”) of its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-Consolidation Common Share for every one-hundred (100) pre-Consolidation Common Shares.  The consolidation will reduce the number of Common Shares issued and outstanding from approximately 1,901,639,980 Common Shares to approximately 19,016,405 Common Shares. The Common Shares are expected to commence trading on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Capital Market on a post-Consolidation basis on or about the opening of trading on September 21, 2018.

Item 5:                                                                Full Description of Material Change

On September 18, 2018, Neovasc announced that the Company had filed articles of amendment, effective on that date, to effect the previously announced Consolidation of its issued and outstanding Common Shares on the basis of one (1) post-Consolidation Common Share for every one-hundred (100) pre-Consolidation Common Shares.  The consolidation will reduce the number of Common Shares issued and outstanding from approximately 1,901,639,980 Common Shares to approximately 19,016,405 Common Shares. The Common Shares are expected to commence trading on the TSX and on the Nasdaq Capital Market on a post-Consolidation basis on or about the opening of trading on September 21, 2018.

The Company’s transfer agent, Computershare Investor Services Inc., has sent a letter of transmittal dated September 18, 2018 to the registered holders of Common Shares. The letter of transmittal contains instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the transfer agent. Shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR profile at www.sedar.com or the Company’s EDGAR profile at www.sec.gov. Until surrendered, each certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

The Company’s new CUSIP number is 64065J205 and its new ISIN number is CA64065J2056.

Item 6:                                                                Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                                                Omitted Information

Not applicable.

Item 8:                                                                Executive Officer

Chris Clark, Chief Financial Officer

Phone: 604-248-4138

Item 9:                                                                Date of Report

This Material Change Report is dated as of September 21, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.
(Registrant)

Date:	September 21, 2018	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer